May 16, 2006

Mail Stop 4561

Mr. Richard Wade
President and Chief Executive Officer
Vertical Computer Systems, Inc.
201 Main Street, Suite 1175
Fort Worth, TX 76102

> **Re:** **Vertical Computer Systems, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed 4/14/06**
> **File No. 0-28685**

Dear Mr. Wade:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page F-3

1.   We note that over half of your total assets are comprised of accounts receivable, but the substance of the receivables is not discussed in the notes to consolidated financial statements. Please tell us if there are any individually significant receivables and advise us of the collection history related to these accounts. In future filings, revise your critical accounting policies disclosure to discuss how you assess the collectibility of accounts receivable.

Notes to Consolidated Financial Statements

Note 13. Stock Options and Warrants, page F-33

2.   You disclose that most options are non-assignable, non-transferrable, vested on
        the date of grant, and usually expire three years from the date of grant. However,
        we note that 2.4 million incentive stock options were not vested as of December
        31, 2005. Please revise in future filings to clarify the terms of your stock options
        and warrants outstanding and disclose your accounting policy for recognizing
        compensation expense related to these awards.

Exhibit 31

3.   In future filings please remove reference to the title of the certifying officers in
        the first line as the certifications are required to be made in a personal capacity.

                              *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief